UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2017

Commission File Number: 001- 37959

trivago N.V.

(Translation of registrant’s name into English)

Bennigsen-Platz 1

40474 Düsseldorf

Federal Republic of Germany

+49 211 54065110

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Explanatory Note

On November 7, 2017, trivago N.V. (the “Company”) issued a press release regarding the addition of inventory of HomeAway, Inc. to the Company’s platform. On the same day, the Company’s Chief Financial Officer participated in the Royal Bank of Scotland investor conference. A copy of the press release and the presentation for the conference are furnished as exhibits hereto.

Exhibit No.	Description

99.1	trivago announces integration of HomeAway into its hotel search platform

99.2	Presentation for the RBC Capital Markets investor conference, dated November 7, 2017

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

trivago N.V.

Date: November 7, 2017	By:	/s/ Axel Hefer
Axel Hefer
Chief Financial Officer